United States securities and exchange commission logo





                 August 4, 2022

       Jim Heindlmeyer
       Chief Financial Officer
       Reservoir Media, Inc.
       75 Varick Street, 9th Floor
       New York, New York 10013

                                                        Re: Reservoir Media,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on July 28,
2022
                                                            File No. 333-266370

       Dear Mr. Heindlmeyer :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Brian Fetterolf at 202-551-6613 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services